Exhibit 99.1

NEWS RELEASE

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Northgate Minerals Intersects New Gold Zone of
3.46 Grams per Tonne Over 79.5 Metres at Young-Davidson
Hole YD10-198 Intersects Offset Equivalent of the Lower Young-Davidson Zone
VANCOUVER, July 6, 2010 — Northgate Minerals Corporation (TSX: NGX, NYSE Amex: NXG) is pleased to report that Hole YD10-198, located west of the Young-Davidson orebody, intersected 3.46 grams per tonne (g/t) gold over 79.5 metres (m) (estimated true thickness is 53.5m).
Hole YD10-198 Highlights
•	This is a new gold zone west of the currently defined reserves and resources that is postulated to be the faulted offset extension of the current orebody.

•	Hole YD10-198 is one of the highest grade-thickness intervals intersected to date on the property. This zone is open up, down dip and to the west.

•	A second drill rig is being mobilized to accelerate the definition of the zone.
Ken Stowe, President and Chief Executive Officer, remarked, “Hole 198 is the most exciting hole we have drilled on the Young-Davidson property since hole 1B in 2006 and is a clear indication of the tremendous upside potential that exists to expand the currently known 2.8 million ounce reserve base. Since the discovery of the original Young-Davidson mine in the early 1900s, it has been postulated that the prospective ore hosting rocks should continue to the west beneath a thick sequence of younger cover rock. Hole 198 is the first tangible evidence that this is, in fact, the case. While the thickness and grade of this mineralized interval in the hole are extremely exciting, the real significance is that we have resolved the apparent fault offset that previously limited the western edge of the Young-Davidson deposit. In addition, we have a geophysical signature that appears to trace the key stratigraphy below the younger cover rocks for several kilometres to the west.”
Diamond Drill Program
The purpose of the 2010 diamond drill program on the west flank of the Young-Davidson deposit was to explore for new resources west of a major north-south trending diabase dyke that appeared to have truncated the zone. The area is covered by younger Proterozoic Sediments. A recently completed gravity survey suggested the geology west of the dyke may have been faulted with an apparent displacement to the north. Hole 198 intersected what appears to be the offset equivalent of the Lower Young-Davidson zone, about 105m further to the north. The gold mineralization here is hosted in mildly hematitic coarse grained Syenite with quartz vein stockwork and pyrite mineralization, similar to what is observed in the main Young-Davidson deposit.
This new “YD West” intersection is considered significant as this zone is open up, down dip and to the west. The YD West zone appears to have excellent potential to add significant gold resources to the project. As a result of the discovery of this faulted offset portion of the deposit, Northgate will be mobilizing a second drill rig in order to test the size of this zone and to investigate the possibility for additional open pit potential if the new zone is found to come close to surface. Approximately 11,000m of additional drilling is planned to test the zone this year.

Overview of Young-Davidson Exploration Area
Gold mineralization on the Young-Davidson property is present primarily in an intrusive syenite host rock dipping at approximately 70 degrees to the south. Figure 1 illustrates a longitudinal view of the current reserves and the location of Hole YD10-198. The blue triangles represent proposed holes that will be drilled in the coming months in order to better define this new discovery.
Figure 1 — Young-Davidson Longitudinal Section

No. 1 Shaft
F
F
Proposed Shaft Location
No. 3 Shaft
Ramp
Pit Shell
Upper Boundary Zone
YD West Zone
Open up / down dip and to the west
Lucky Zone
Lower YD Zone
YD10-198
3.46 g/t Au
79.5m
Lower Boundary Zone
10000 mL
9500 mL
9000 mL
Northgate Minerals Corporation
Young-Davidson
Long Section View (looking North)
YD Reserve
Mined Out Area
Syenite
Fault
Inferred Resources
Diabase Dyke
Mafic Flow

Northgate Minerals | News Release 2

Figure 2 — 9200m Level Plan
Figure 2 presents a level plan (horizontal slice) of the property’s geology immediately adjacent to hole 198. The currently defined reserves terminate against the brown diabase dyke that was the western limit of the reserve. Hole 198 clearly demonstrates that the younger diabase dyke occupies a fault with an apparent offset of 105m to the north on the western side of the dyke. The actual displacement on the fault could be to the north, downwards or a combination of the two.
Northgate Minerals | News Release 3

Figure 3 — Cross Section Showing Hole Location
Figure 3, a vertical cross section, illustrates the possibility that a number of previous holes drilled west of the Young-Davidson reserve were not drilled far enough north to intersect the postulated extension to surface of the newly discovered YD West zone. Future drilling will involve extending these existing holes as well as several new holes to explore up and down dip of hole 198.
Table 1: Assay Results from Hole YD10-198

					Gold Cut
Hole ID	From (m)	To (m)	Interval (m)	True Thickness	20 g/t
YD10-198	1258.0	1337.5	79.5	53.5	3.46
incl	1258.0	1265.0	7.0	4.7	6.42
incl	1311.5	1319.0	7.5	5.0	5.39
Northgate Minerals | News Release 4

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Quality Control — Analyses and Sample Location
Details of quality assurance/quality control procedures for sample analysis and drill hole survey methodology are reported in detail in the Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) compliant Technical Report filed on SEDAR (www.sedar.com) on August 21, 2009.
Qualified Persons
The program design, implementation, quality assurance/quality control and interpretation of the results are under the control of Northgate’s geological staff, which includes a number of individuals who are qualified persons as defined under NI 43-101. Carl Edmunds, PGeo, Northgate’s Exploration Manager, is responsible for the overall supervision of the program.
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Note to Investors:
The terms “Qualified Person”, “Mineral Reserve”, “Proven Mineral Reserve”, “Probable Mineral Reserve”, “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource”, and “Inferred Mineral Resource” used in this news release are defined in accordance with NI 43-101.
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Northgate Minerals Corporation is a gold and copper producer with mining operations, development projects and exploration properties in Canada and Australia. Our vision is to be the leading intermediate gold producer by identifying, acquiring, developing and operating profitable, long-life mining properties. We are forecasting gold production of 310,000 ounces in 2010.
Cautionary Note Regarding Forward-Looking Statements and Information:
This Northgate press release contains “forward-looking information”, as such term is defined in applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning Northgate’s future financial or operating performance and other statements that express management’s expectations or estimates of future developments, circumstances or results. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “expects”, “believes”, “anticipates”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “plans” and variations of such words and phrases, or by statements that certain actions, events or results “may”, “will”, “could”, “would” or “might” “be taken”, “occur” or “be achieved”. Forward-looking information is based on a number of assumptions and estimates that, while considered reasonable by management based on the business and markets in which Northgate operates, are inherently subject to significant operational, economic and competitive uncertainties and contingencies. Northgate cautions that forward-looking information involves known and unknown risks, uncertainties and other factors that may cause Northgate’s actual results, performance or achievements to be materially different from those expressed or implied by such information, including, but not limited to gold and copper price volatility; fluctuations in foreign exchange rates and interest rates; the impact of any hedging activities; discrepancies between actual and estimated production, between actual and estimated reserves and resources or between actual and estimated metallurgical recoveries; costs of production; capital expenditure requirements; the costs and timing of construction and development of new deposits; and the success of exploration and permitting activities. In addition, the factors described or referred to in the section entitled “Risk Factors” in Northgate’s Annual Information Form for the year ended December 31, 2009 or under the heading “Risks and Uncertainties” in Northgate’s 2009 Annual Report, both of which are available on the SEDAR website at www.sedar.com, should be reviewed in conjunction with the information found in this press release. Although Northgate has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in forward-looking information, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate or that management’s expectations or estimates of future developments, circumstances or results will materialize. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information in this press release is made as of the date of this press release, and Northgate disclaims any intention or obligation to update or revise such information, except as required by applicable law.
Cautionary Note to US Investors Regarding Mineral Reporting Standards:
Northgate prepares its disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Terms relating to mineral resources in this press release are defined in accordance with National Instrument 43-101-Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy, and Petroleum Standards on Mineral Resources and Mineral Reserves. The Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. The Company uses certain terms, such as, “measured mineral resources” “indicated mineral resources”, “inferred mineral resources” and “probable mineral reserves”, that the SEC does not recognize (these terms may be used in this press release and are included in the Company’s public filings which have been filed with securities commissions or similar authorities in Canada).
For further information, please contact:
Ms. Keren R. Yun
Director, Investor Relations
Tel: 416-363-1701 ext. 233
Email: ngx@northgateminerals.com
Northgate Minerals | News Release 5